EXHIBIT 12




KOGER EQUITY, INC.
Ratio of Earnings to Fixed Charges
(In Thousands except Ratios)

                                                          Nine Months
                                                       Ended September 30,
                                                      2003            2002
                                                   ----------      ---------
EARNINGS:
  Net income                                         $11,382        $13,882

  Adjustments:
  Income tax (benefit) provision                         (22)           112
  Minority interest                                       --             20
  Interest expense                                    20,964         16,973
  Amortization of loan costs                           1,095            891
  Gain on sale of assets                                (589)            (2)
                                                     --------       --------

  Earnings                                           $32,830        $31,876
                                                     ========       ========

FIXED CHARGES:
   Dividends on preferred stock                      $   371        $    --
   Interest expense                                   20,964         16,973
   Amortization of loan costs                          1,095            891
                                                     --------       --------

   Total Fixed Charges                               $22,430        $17,864
                                                     ========       ========

RATIO OF EARNINGS TO FIXED CHARGES                      1.46           1.78
                                                     ========       ========